a2a
energie in comune

RECEIVED
2008 MAR 11 A 7:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08001134

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 4, 2008

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

Encl.

dw 3/11

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 2.2008

a2a
energie in comune

Consiglio di Sorveglianza - il Presidente

PRESS RELEASE

Brescia, March 4, 2008 – The Supervisory Board of A2A, under the chairmanship of Mr. Renzo Capra, met today. The President announced of resignation of Luigi Morgano, Member of the Supervisory Board. He will be replaced in a special shareholders meeting to be called soon.

The Supervisory Board has unanimously appointed the members of the following committees:

• Internal Audit Committee (President - Renzo Capra, Vice President - Alberto Sciumè, Pierfrancesco Cuter, Adriano Bandera)

• Remuneration Committee (President - Dario Cassinelli, Vice President - Angelo Rampinelli Rota, Tancredi Bianchi, Massimo Perona)

• Appointment Committee (President - Renzo Capra, Vice President - Alberto Sciumè, Gianni Castelli, Claudio Buizza)

• Budget Committee (President - Marco Miccinesi, Vice President - Antonio Capezzuto, Antonio Matteo Taormina, Massimo Perona)

• Charity Committee (President – Cesare Spreafico, Vice President - Angelo Rampinelli Rota)

The Supervisory Board also took note of the filing of two lists for the appointment of the Management Board.

First list (signed by Alberto Sciumè, Adriano Bandera, Dario Cassinelli, Gianni Castelli, Marco Miccinesi, Cesare Spreafico) has the following candidates: Giuliano Zuccoli, Francesco Randazzo, Renato Ravanelli, Simone Rondelli, Mario Mauri, Paolo Oberti, Silvio Bosetti, Patrizia Savi.

Second list (signed by Renzo Capra, Tancredi Bianchi, Claudio Buizza, Antonio Capezzuto, Pierfrancesco Cuter, Angelo Rampinelli Rota) has the following candidates: Luigi Morgano, Paolo Rossetti, Giovanni Gorno Tempini, Mario Cocchi, Elio Tomasoni, Antonio Bonomo, Vittorio Cinquini, Giovanni Rizzardi.

Renzo Capra

END